Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 19, 2014, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction within the United States in which the making of the Offer or the acceptance of Shares pursuant to the Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, “blue sky,” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Jos. A. Bank Clothiers, Inc. by the Dealer Manager (as defined below) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Jos. A. Bank Clothiers, Inc.

of

Up to $300,000,000 in Value of Shares of its Common Stock (4,615,384 Shares)

at a Purchase Price of $65.00 Per Share

(Including the Associated Preferred Share Purchase Rights)

Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash an aggregate of up to $300.0 million in value of shares (4,615,384 Shares) of its common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Company is inviting its stockholders to tender their Shares at a price of $65.00 per share, without interest, upon the terms and subject to the conditions of the Offer.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 18, 2014 UNLESS THE OFFER IS EXTENDED.

The Offer is subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the consummation of the Company’s previously announced acquisition of Everest Holdings LLC (“Everest”), the parent company of Eddie Bauer.

The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary is making any recommendation to any stockholder as to whether to tender or refrain from tendering Shares, and the Company has not authorized any person to make any such recommendation. Stockholders must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should consult with their own investment and tax advisors.

The Company will purchase at $65.00 per share all Shares properly tendered, and not properly withdrawn, prior to the “Expiration Time” (as defined below), upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making payment.

The term “Expiration Time” means 12:00 Midnight, New York City time, on Tuesday, March 18, 2014, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), subject to the proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of its acceptance of such Shares for payment under the Offer. The Company will make payment for Shares tendered (and not properly withdrawn) and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than an aggregate of $300.0 million in value of Shares have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered Shares on the following basis: (i) first, from all stockholders who properly tender Shares, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and (ii) second, only if necessary to permit the Company to purchase an aggregate purchase price of $300.0 million in value of Shares, from holders who have tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. The Company will return all tendered Shares that it has not purchased in the Offer to the tendering stockholders or, in the case of Shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including without limitation by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.

The Company expects to use cash and cash equivalents on hand to fund the Offer. In determining to proceed with the Offer, the Company’s management and the Board of Directors evaluated the Company’s operations, financial condition, capital needs, strategy and expectations for the future, including the consummation of the Company’s acquisition of Everest and the subsequent needs of the combined company, and believe that the Offer is a prudent use of the Company’s financial resources given its business profile, assets and current market price, and an effective means of providing value to the Company’s stockholders while retaining flexibility to take advantage of future opportunities. The Board of Directors believes that the Offer represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, stockholders who retain an equity interest in the Company as a result of a partial or conditional tender of Shares or proration may also own a greater percentage ownership of the Company’s outstanding Shares following the consummation of the Offer, although such effect is expected to be offset as a result of the shares of common stock to be issued in connection with the Company’s acquisition of Everest.

Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the Shares that the stockholder tenders. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Tuesday, April 15, 2014. For such

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withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible institution. If more than one Letter of Transmittal has been used or Shares have been otherwise tendered by a stockholder in more than one group of Shares, Shares may be withdrawn by such stockholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a stockholder’s right to challenge the Company’s determination in a court of competent jurisdiction. None of the Company, Goldman, Sachs & Co., as the Dealer Manager (the “Dealer Manager”), Innisfree M&A Incorporated, as the Information Agent (the “Information Agent”), the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers and/or addresses set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders call toll free: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

200 West Street, 7th Floor

New York, NY 10282-2198

Call Direct: (212) 902-1000

Call Toll Free: (800) 323-5678

February 19, 2014

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